
CRONOS




SEC MAIL PROCESSING
RECEIVED
MAY 1 2 2006
WASH. D.C.
192
SECTION

AR/S
P.E.
12-31-05




06036140

IEA Income Fund VIII

2005 Annual Report

April 28, 2006

To the Limited Partners in IEA Income Fund VIII:

In our prior communications to the Limited Partners, we reported that all of the Partnership's remaining on-hire containers had been sold on August 31, 2005. By mid-October 2005, we disposed of the remaining off-hire containers, and had accounted for all outstanding lease receivables as well as costs associated with the termination of the Partnership. On October 14, 2005, we proceeded with the cancellation of the Certificate of Limited Partnership, thus terminating the Partnership.

On October 31, 2005, we made a final distribution to the Limited Partners, which was comprised of net proceeds from the sale of the Partnership's remaining off-hire containers and cash reserves available for distribution after accounting for expenses relating to the final liquidation and dissolution of the Partnership.

We would like to express our sincere appreciation to all the Limited Partners for their investment in the Partnership. In our many years of successfully managing marine container investment programs, we have welcomed the opportunity to assist you in pursuing your financial goals.

Respectively submitted,



Dennis J. Tietz
President
Cronos Capital Corp.
The General Partner

Selected Financial Data

	For the period January 1, 2005 to October 14, 2005 (Termination of Partnership)	Year Ended December 31,			
		2004	2003	2002	2001
Net lease revenue	$ 32,559	$ 149,812	$ 154,332	$ 193,691	$ 396,179
Net (loss) income	$ 146,067	$ 68,264	$ 26,978	$ (200,404)	$ 20,826
Net (loss) income per unit of limited partnership interest	$ (1.48)	$ 1.14	$ (.90)	$ (9.23)	$ (4.34)
Cash distributions per unit of limited partnership interest	$ 33.64	$ 11.56	$ 9.06	$ 23.13	$ 46.56
At year-end:					
Total assets	$ -	$ 582,044	$ 793,360	$ 985,513	$ 1,745,076
Partners' capital	$ -	$ 582,044	$ 793,360	$ 985,513	$ 1,745,076

Independent Auditors' Report

To The Partners
IEA Income Fund VIII,
A California Limited Partnership
San Francisco, California

We have audited the accompanying balance sheets of IEA Income Fund VIII, A California Limited Partnership (the "Partnership") as of October 14, 2005 (Termination of Partnership) and December 31, 2004, and the related statements of operations, partners' capital, and cash flows for the period from January 1, 2005 to October 14, 2005 (Termination of Partnership) and the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at October 14, 2005 (Termination of Partnership) and December 31, 2004, and the results of its operations and its cash flows for the period January 1, 2005 to October 14, 2005 (Termination of Partnership) and the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

San Francisco, California
March 16, 2006

Balance Sheets

October 14, 2005 (Termination of Partnership) and December 31, 2004

	2005	2004
Assets		
Current assets:		
Cash and cash equivalents, includes $240,959 in 2004 in interest-bearing accounts	$ -	$ 255,959
Net lease and other receivables due from Leasing Company	-	75,079
Total current assets	-	331,038
Container rental equipment, at cost	-	1,100,659
Less accumulated depreciation	-	(849,653)
Net container rental equipment	-	251,006
Total assets	$ -	$ 582,044
Partners' Capital		
Partners' capital (deficit):		
General partner	$ -	$ (172,630)
Limited partners	-	754,674
Total partners' capital	$ -	$ 582,044

The accompanying notes are an integral part of these statements.

Statements of Operations
For the Period January 1, 2005 to October 14, 2005 (Termination of Partnership) and the Years Ended December 31, 2004 and 2003,

	2005	2004	2003
Net lease revenue	$ 32,559	$ 149,812	$ 154,332
Other operating income (expenses):			
Depreciation	(11,387)	(50,077)	(129,646)
Other general and administrative expenses	(58,231)	(48,091)	(45,461)
Net gain on disposal of equipment	178,095	15,257	46,580
	108,477	(82,911)	(128,527)
Income from operations	141,036	66,901	25,805
Other income:			
Interest income	5,031	1,363	1,173
Net income	$ 146,067	$ 68,264	$ 26,978
Allocation of net income:			
General partner	$ 177,773	$ 43,774	$ 46,384
Limited partners	(31,706)	24,490	(19,406)
	$ 146,067	$ 68,264	$ 26,978
Limited partners' per unit share of net income	$ (1.48)	$ 1.14	$ (.90)

The accompanying notes are an integral part of these statements.

Statements of Partners' Capital
For the Period January 1, 2005 to October 14, 2005 (Termination of Partnership) and the Years Ended December 31, 2004 and 2003

	Limited Partners	General Partner	Total
Balances at January 1, 2003	1,192,888	(207,375)	985,513
Net (loss) income	(19,406)	46,384	26,978
Cash distributions	(194,783)	(24,348)	(219,131)
Balances at December 31, 2003	978,699	(185,339)	793,360
Net income	24,490	43,774	68,264
Cash distributions	(248,515)	(31,065)	(279,580)
Balances at December 31, 2004	754,674	(172,630)	582,044
Net (loss) income	(31,706)	177,773	146,067
Capital contribution	-	40,014	40,014
Cash distributions	(722,968)	(45,157)	(768,125)
Balances at October 14, 2005	$ -	$ -	$ -

The accompanying notes are an integral part of these statements.

Statements of Cash Flows
For the Period January 1, 2005 to October 14, 2005 (Termination of Partnership) and the Years Ended December 31, 2004 and 2003

	2005	2004	2003
Cash flows from operating activities:			
Net income	$ 146,067	$ 68,264	$ 26,978
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation	11,387	50,077	129,646
Net gain on disposal of equipment	(178,095)	(15,257)	(46,580)
(Increase) decrease in net lease and other receivables due from Leasing Company	(40,544)	7,556	(27,301)
Total adjustments	(207,252)	42,376	55,765
Net cash provided by (used in) operating activities	(61,185)	110,640	82,743
Cash flows from investing activities			
Proceeds from sale of container rental equipment	457,404	131,831	168,789
Proceeds collected on sales-type lease receivable	75,933	-	-
Net cash provided by investing activities	533,337	131,831	168,789
Cash flows from financing activities:			
Capital contribution from general partner	40,014	-	-
Distributions to general partner	(45,157)	(31,065)	(24,348)
Distributions to limited partners	(722,968)	(248,515)	(194,783)
Net cash used in financing activities	(728,111)	(279,580)	(219,131)
Net (decrease) increase in cash and cash equivalents	(255,959)	(37,109)	32,401
Cash and cash equivalents at beginning of year	255,959	293,068	260,667
Cash and cash equivalents at end of year	$ -	$ 255,959	$ 293,068
Supplemental disclosures of cash flow information:			
Non-cash investing and financing activities:			
Sales-type lease receivable (net of unearned income) originating from amendment of term lease agreement	$ -	$ 80,887	$ -

The accompanying notes are an integral part of these statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Operations

IEA Income Fund VIII, A California Limited Partnership (the "Partnership") was organized under the laws of the State of California on August 31, 1987 for the purpose of owning and leasing marine cargo containers worldwide to ocean carriers. Cronos Capital Corp. ("CCC"), the general partner and, with its affiliate Cronos Containers Limited (the "Leasing Company"), managed the business of the Partnership. CCC and the Leasing Company also manage the container leasing business for other partnerships affiliated with CCC.

The Partnership commenced operations on January 6, 1988, when the minimum subscription proceeds of $1,000,000 were obtained. The Partnership offered 40,000 units of limited partnership interest at $500 per unit, or $20,000,000. The offering terminated on August 31, 1988, at which time 21,493 limited partnership units had been sold.

The Partnership's operations were subject to the fluctuations of world economic and political conditions. The Partnership believed that the profitability of, and risks associated with, leases to foreign customers was generally the same as those to domestic customers. The Partnership's leases generally required all payments to be made in United States currency.

One of the principal investment objectives of the Partnership was to lease its containers for ten to fifteen years, and then to dispose of them and liquidate. The Partnership has been in operation for over fifteen years. Through occasional sales, retirements and casualty losses, the Partnership had sold or disposed of approximately 86% of its container fleet (measured on a TEU-basis) as of June 30, 2005. With the reduction in the size of the Partnership's container fleet, the administrative expenses incurred by the Partnership, as a percent of its gross revenues, had increased. For these reasons, CCC, as the general partner, concluded that it would be in the best interest of the Partnership and its limited partners to sell its remaining containers in bulk.

CCC distributed a request for proposal ("RFP") on June 24, 2005 to third parties seeking their interest in purchasing the Partnership's remaining on-hire containers (those containers on lease to third-party lessees). The RFP solicited bids for the Partnership's containers on-hire and subject to master and term leases (referred to as "Operating Lease Containers") and the Partnership's on-hire containers subject to sales-type leases (referred to as the "Sales-Type Lease Containers"). On August 31, 2005, the Partnership completed the sale of its remaining Operating Lease and Sales-Type Lease Containers for an aggregate amount of $317,238 (see Note 9).

With the completion of the sale of the Partnership's Operating and Sales-Type Lease Containers, CCC proceeded with the orderly liquidation of the remaining assets of the Partnership, including its off-hire containers, the payment or discharge of its remaining liabilities, and the distribution of the net proceeds of the Partnership's liquidation to the partners of the Partnership. CCC completed the liquidation and the Partnership ceased operations on October 14, 2005. The Partnership filed with the state of California a Certificate of Dissolution on Form LP-3, dated October 14, 2005, and a Certificate of Cancellation on Form LP-4 dated October 14, 2005. On November 1, 2005, the Partnership filed Form 15 – Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Section 13 and 15(d) of the Securities Exchange Act of 1934 with the Securities and Exchange Commission ("SEC").

(b) Leasing Company and Leasing Agent Agreement

Pursuant to the Limited Partnership Agreement of the Partnership, all authority to administer the business of the Partnership was vested in CCC. A Leasing Agent Agreement existed between CCC and the Leasing Company, whereby the Leasing Company had the responsibility to manage the leasing operations of all equipment owned by the Partnership. Pursuant to the Agreement, the Leasing Company was responsible for leasing, managing and re-leasing the Partnership's containers to ocean carriers and had full discretion over which ocean carriers and suppliers of goods and services it dealt with. The Leasing Agent Agreement permitted the Leasing Company to use the containers owned by the Partnership, together with other containers owned or managed by the Leasing Company and its affiliates, as part of a single fleet operated without regard to ownership. The Partnership determined that the Leasing Agent Agreement met the definition of an operating lease in Statement of Financial Accounting Standards (SFAS) No. 13, and accordingly, accounted for the Leasing Agent Agreement as a lease under which the Partnership was lessor and the Leasing Company was lessee.

The Leasing Agent Agreement generally provided that the Leasing Company will make payments to the Partnership based upon rentals collected from ocean carriers after deducting direct operating expenses and management fees to CCC and the Leasing Company. The Leasing Company leased containers to ocean carriers, under operating leases which were either master leases or term leases (mostly one to five years) and sales-type leases. Master leases do not specify the exact number of containers to be leased or the term that each container will remain on hire but allow the ocean carrier to pick up and drop off containers at various locations, and rentals are based upon the number of containers used and the applicable per-diem rate. Accordingly, rentals under master leases are all variable and contingent upon the number of containers used. Sales-type leases have fixed payment terms and provide the lessee with a purchase option. The net investment in sales-type leases represented a receivable due from the Leasing Company, net of unearned income. Unearned income, when recognized, is reflected in the Partnership's statements of operations, providing a constant return on capital over the lease term. Unearned income is recorded as part of the net lease and other receivables due from the Leasing Company.

(c) Concentrations of Credit Risk

The Partnership's financial instruments that were exposed to concentrations of credit risk consisted primarily of cash, cash equivalents and net lease receivables due from the Leasing Company. See note 3 for further discussion regarding the credit risk associated with cash and cash equivalents.

Net lease receivables due from the Leasing Company (see notes 1(b) and 4 for discussion regarding net lease receivables) subjected the Partnership to a significant concentration of credit risk. These net lease receivables, representing rentals earned by the Leasing Company, on behalf of the Partnership, from ocean carriers after deducting direct operating expenses and management fees to CCC and the Leasing Company, were remitted by the Leasing Company to the Partnership three to four times per month. Historically, the Partnership never incurred a loss associated with the collectibility of unremitted net lease receivables due from the Leasing Company.

(d) Basis of Accounting

The Partnership prepared these financial statements utilizing the accrual method of accounting. Net lease revenue was recorded by the Partnership in each period based upon its leasing agent agreement with the Leasing Company. Net lease revenue was generally dependent upon operating lease rentals from operating lease agreements between the Leasing Company and its various lessees, less direct operating expenses and management fees due in respect of the containers specified in each operating lease agreement.

(e) Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), which requires the Partnership to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

The most significant estimates included within the financial statements are the container rental equipment estimated useful lives and residual values, and the estimate of future cash flows from container rental equipment operations, used to determine the adequacy of the carrying value of container rental equipment in accordance with SFAS No. 144. Considerable judgment is required in estimating future cash flows from container rental equipment operations.

(f) Allocation of Net Income or Loss, Partnership Distributions and Partners' Capital Accounts

Net income or loss had been allocated between the general and limited partners in accordance with the Partnership Agreement. The Partnership Agreement generally provides that CCC shall at all times maintain at least a 1% interest in each item of income or loss, including the gain arising from the sale of containers. The Partnership Agreement further provides that the gain arising from the sale of containers be allocated first to CCC to eliminate any deficit in its capital account, then to the limited partners to eliminate any deficit in their capital accounts. Thereafter, the Partnership's gains arising from the sale of containers are allocated 95% to the limited partners and 5% to CCC until certain defined performance thresholds are met, and then allocated in a manner as to bring the capital accounts of CCC and the limited partners into the ratio of 15 for CCC and 85 for the limited partners. The Partnership Agreement also provides for income (excluding the gain arising from the sale of containers) for any period, be allocated to CCC in an amount equal to that portion of CCC's distributions in excess of 1% of the total distributions made to both CCC and the limited partners of the Partnership for such period, as well as other allocation adjustments.

Actual cash distributions differ from the allocations of net income or loss between the general and limited partners as presented in these financial statements. Partnership distributions are based on "distributable cash" and were paid to the general and limited partners on a quarterly basis, in accordance with the provisions of the Partnership Agreement. Distributions from operations were allocated 95% to the limited partners and 5% to the general partner. Distributions from sales proceeds were allocated 100% to the limited partners. However, when the amount of the limited partners' capital contributions invested in equipment exceeded the minimum percentage required by the Partnership Agreement, and the limited partners received cumulative distributions equal to their capital contributions, the general partner's interest in distributions from operations will be increased by one percentage point for each 1% of the limited partners' capital contribution invested in equipment in excess of 80%.

(f) Allocation of Net Income or Loss, Partnership Distributions and Partners' Capital Accounts (continued)

In 1994 this threshold was reached, and, accordingly, distributions from distributable cash from operations were allocated 90% to the limited partners and 10% to the general partner. These allocations remained in effect until 1997, at which time the limited partners received from the Partnership aggregate distributions in an amount equal to their adjusted capital contributions plus a 10% cumulative, compounded (daily), annual return on their adjusted capital contributions. Thereafter, all Partnership distributions were allocated 80% to the limited partners and 20% to the general partner. Cash distributions for the first 10% were charged to partners' capital. Cash distributions from operations to the general partner in excess of 10% of distributable cash were considered an incentive fee and were recorded as compensation to the general partner. (See Note 7).

Upon dissolution , the assets of the Partnership were sold and the proceeds thereof distributed as follows: (i) all of the Partnership's debts and liabilities to person's other than CCC or the limited partners were paid and discharged; (ii) all of the Partnership's debts and liabilities to CCC and the limited partners were paid and discharged; and (iii) the balance of such proceeds were distributed to CCC and the limited partners in accordance with the positive balances of CCC and the limited partners' capital accounts. CCC contributed $40,014 to the Partnership, which was the amount equal to the deficit balance in its capital account at the time of the liquidation, after giving effect to the allocation of income or loss that arose from the liquidation of the Partnership's assets.

(g) Container Rental Equipment

Container rental equipment was depreciated over a 15-year life to its salvage value, estimated to be 10% using the straight-line method.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was adopted by the Partnership effective January 1, 2002, without a significant impact on its financial statements. In accordance with SFAS No. 144, container rental equipment is considered to be impaired if the carrying value of the asset exceeds the expected future cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets are written down to fair value. There were no impairment charges to the carrying value of container rental equipment during 2005, 2004 and 2003.

(h) Income Taxes

The Partnership was not subject to income taxes, consequently no provision for income taxes was made. The Partnership files federal and state annual information tax returns, prepared on the accrual basis of accounting. Taxable income or loss is reportable by the partners individually.

(i) Financial Statement Presentation

The Partnership has determined that, for accounting purposes, the Leasing Agent Agreement is a lease, and the receivables, payables, gross revenues and operating expenses attributable to the containers managed by the Leasing Company are, for accounting purposes, those of the Leasing Company and not of the Partnership. Consequently, the Partnership's balance sheets and statements of operations display the payments to be received by the Partnership from the Leasing Company as the Partnership's receivables and revenues.

(2) Operating Segment

An operating segment is a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and about which separate financial information is available. CCC and the Leasing Company operated the Partnership's container fleet as a homogenous unit and determined that as such the container fleet was a single reportable operating segment.

The Partnership derived revenues from dry cargo containers used by its customers in global trade routes. The Partnership disposed of its remaining fleet in 2005 (see notes 1 and 9).

Due to the Partnership's lack of information regarding the physical location of its fleet of containers when on lease in the global shipping trade, the Partnership believed that it did not possess discernible geographic reporting segments as defined in SFAS No. 131 ("SFAS 131"), "Disclosure about Segments of an Enterprise and Related Information."

(3) Cash and Cash Equivalents

Cash equivalents included money market funds that invested in highly-liquid securities, such as U.S. Treasury obligations, repurchase agreements secured by U.S. Treasury obligations, and obligations whose principal and interest were backed by the U.S. Government. Cash equivalents were carried at cost which approximated fair value, and at times, exceeded federally insured limits. The Partnership did not experience any losses in such accounts.

(4) Net Lease and Other Receivables Due from Leasing Company

Net lease and other receivables due from the Leasing Company were determined by deducting direct operating payables and accrued expenses, base management fees payable, and reimbursed administrative expenses payable, and incentive fees payable to CCC and its affiliates from the rental billings earned by the Leasing Company under operating leases and sales-type leases to ocean carriers for the containers owned by the Partnership as well as proceeds earned from container disposals. Net lease and other receivables at October 14, 2005 (Termination of Partnership) and December 31, 2004 were as follows:

	October 14, 2005	December 31, 2004
Gross lease and other receivables	$ -	$ 69,740
Sales-type lease receivables (net of unearned income)	-	75,933
	-	145,673
Less:		
Direct operating payables and accrued expenses	-	49,039
Base management fees payable	-	1,586
Reimbursed administrative expenses	-	1,411
Allowance for doubtful accounts	-	11,002
Incentive fees	-	7,556
	-	70,594
Net lease and other receivables	$ -	$ 75,079

On December 1, 2004, the Leasing Company, on behalf of the Partnership, amended a term lease agreement with one lessee to include a bargain purchase option in exchange for the lessee's continued lease of these older containers and their eventual sale. As a result of the amendment, the Partnership reclassified the term lease agreement as a sales-type lease, recorded a sales-type lease receivable and recognized the sale of 410 on-hire containers that were subject to the amended term lease agreement. At the time of the amendment, the difference between the present value of the future payments under this lease and $129,288, the net book value of the containers, resulted in a net loss of $48,402. The net loss originating from the amendment of the term lease agreement is reflected in the 2004 statement of operations as a component of net gain on the disposal of equipment, together with a $63,659 net gain on the disposal of equipment generated from an additional 163 containers disposed as part of the Partnership's operating activities.

(5) Net Lease Revenue

Net lease revenue was determined by deducting direct operating expenses, base management, incentive fees and reimbursed administrative expenses to CCC from the rental revenue earned by the Leasing Company under operating and sales-type leases to ocean carriers for the containers owned by the Partnership. Net lease revenue for the period January 1, 2005 to October 14, 2005 (Termination of Partnership) and the years ended December 31, 2004 and 2003 was as follows:

	2005	2004	2003
Rental revenue	$ 106,518	$ 245,365	$ 272,719
Interest income from sales-type lease	2,378	431	-
	108,896	245,796	272,719
Less:			
Rental equipment operating expenses	18,125	31,833	57,022
Base management fees (note 7)	10,219	17,054	11,736
Incentive fees (note 7)	37,602	29,386	29,385
Reimbursed administrative expenses (note 7):			
Salaries	7,497	12,251	14,246
Other payroll related expenses	1,019	1,524	1,534
General and administrative expenses	1,875	3,936	4,464
	10,391	17,711	20,244
	76,337	95,984	118,387
Net lease revenue	$ 32,559	$ 149,812	$ 154,332

(6) Compensation to General Partner

Base management fees are equal to 7% of the gross lease billings from the leasing of containers subject to leases whereby the aggregate rental payments due during the initial term of the lease are less than the purchase price of the equipment subject to the lease. Reimbursed administrative expenses are equal to the costs expended by CCC and its affiliates for services necessary for the prudent operation of the Partnership pursuant to the Partnership Agreement. Incentive management fees are equal to 10% of cash distributions from operations and sales proceeds after the limited partners receive aggregate distributions in an amount equal to their adjusted capital contributions plus a 10% cumulative, compounded (daily) annual return on their adjusted capital contributions pursuant to the Partnership Agreement. The following compensation was paid by the Partnership to CCC:

	2005	2004	2003
Base management fees:			
CCC	$ 10,219	$ 17,054	$ 11,736
Reimbursed administrative expenses:			
CCC	10,391	17,711	20,244
Incentive fees			
CCC	37,602	29,386	29,385
	$ 58,212	$ 64,151	$ 61,365

(6) Compensation to General Partner (continued)

The following net compensation was payable to CCC at October 14, 2005 (Termination of Partnership) and December 31, 2004:

	2005	2004
CCC	$ -	$ 10,553

(7) Limited Partners' Capital

Cash distributions made to the limited partners during 2005, 2004 and 2003 included distributions of proceeds from equipment sales in the amount of $307,523, $127,616 and $127,617, respectively. These distributions, as well as cash distributed from operations, are used in determining "Adjusted Capital Contributions" as defined by the Partnership Agreement.

The limited partners' per unit share of capital at October 14, 2005 (Termination of Partnership) and December 31, 2004 and 2003 was $0, $35 and $46, respectively. This is calculated by dividing the limited partners' capital at the end of each year by 21,493, the total number of limited partnership units.

(8) Sale of Partnership Containers and Dissolution

On August 31, 2005, the Partnership completed the sale of its remaining Operating Lease Containers to the high bidders of the Partnership's Operating Lease and Sales-Type Lease Containers. The high bidder for the Partnership's Operating Lease Containers was Access Shipping Limited Partnership, a Connecticut limited partnership ("Access"), and the aggregate high bidder for the Partnership's Sales-Type Lease Containers was YorkCont 1 LP, a British Virgin Islands limited partnership ("York"). Affiliates of Access have purchased containers from prior limited partnerships managed by CCC, which containers are managed by CCC as leasing agent. The managing director of York is S. Nicholas Walker, a director of CCC's ultimate parent company, The Cronos Group, a Luxembourg holding company (Nasdaq: CRNS). Mr. Walker played no role in the preparation or distribution of the RFP, the selection of the bidders to whom the RFP was sent, or the evaluation of the bids made in response to the RFP. Access and York's adjusted bid was $284,065 and $33,173, respectively. The net book value of the Operating Lease and Sales-Type Containers was $100,823 and $33,173 (the net present value of the sales-type lease receivable at August 31, 2005), respectively. The Partnership reported both sales and the related purchase agreements as part of its August 31, 2005 Report on Form 8-K to the SEC.

With the completion of the sale of the Partnership's Operating and Sales-Type Lease Containers, CCC proceeded with the orderly liquidation of the remaining assets of the Partnership, including off-hire containers, the payment or discharge of its remaining liabilities, and the distribution of the net proceeds of the Partnership's liquidation to the partners of the Partnership. CCC completed the liquidation and ceased the Partnership's operations on October 14, 2005. On the same date, the Partnership was dissolved (see note 1).

(This Page Intentionally Left Blank)

IEA INCOME FUND VIII
A California Limited Partnership

General Partner — Cronos Capital Corp.
Principal Office
One Front Street, Suite 925
San Francisco, CA 94111

Officers of the General Partner
Dennis J. Tietz
President

John Kallas
Vice President/Finance

Elinor A. Wexler
Vice President/Administration and Secretary

Board of Directors of the General Partner
Dennis J. Tietz
President, Cronos Capital Corp.

Elinor A. Wexler
Vice President/Administration and Secretary
Cronos Capital Corp.

John Kallas
Vice President/Finance, Cronos Capital Corp.

Peter J. Younger
Director

Investor Services
Questions concerning Partnership matters, including account changes, transfer information, requests for duplicate Schedule K-1 forms, and other requests concerning your Partnership investment may be directed to:

ACS Securities Services, Inc.
Attn: Cronos Partnership Administration
3988 N. Central Expressway, Bldg. 5, 6th Floor
Dallas, Texas 75204
Tel.: 866-275-3711 (Toll Free)
Fax: 214-887-7198

Website
For current information on
IEA Income Fund VIII, visit our website at:
www.cronos.com

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230

Counsel
Greene Radovsky Maloney & Share LLP
Four Embarcadero Center, Suite 4000
San Francisco, CA 94111-4100

10-K Report
Limited Partners may obtain without charge another copy of the Partnership's Form 10-K by writing to the General Partner



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